UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

BRIGHTPOINT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109473405
(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405	Page	2	of	7

1.	NAME OF REPORTING PERSON: Nordic Capital VI Limited I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000,000

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		15,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.3%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

CUSIP No.	109473405	Page	3	of	7

1.	NAME OF REPORTING PERSON: NC Telecom Holding A/S (formerly known as Dangaard Holding A/S) I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		15,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.3%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

     This Amendment No. 2 hereby amends and supplements Items 2, 4, 5, 6 and 7 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 and amended on June 29, 2009 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 have the same meanings ascribed to them in the initial Schedule 13D, as amended.
Item 2. Identity and Background.
     The information set forth in Item 2 is hereby amended by replacing the third paragraph thereof with the following:
     NC Telecom Holding A/S (formerly known as Dangaard Holding A/S), a Danish company (“NC Telecom”), is a holding company. The principal address of NC Telecom is c/o NC Advisory A/S, Sankt Annæ Plads 11, DK-1250 Copenhagen K, Denmark. The directors of NC Telecom are Christian Peter Dyvig, Hans Peter Alnor and Michael Haaning, all of whom are Danish citizens. Mr. Dyvig is Chairman of Falck A/S, an ambulance and emergency prevention corporation, whose address is Falck-Huset, Polititorvet, 1780 Copenhagen V, Denmark, and Chairman of Kompan A/S, a playground manufacturer, whose address is Korsvangen, 5750 Ringe, Denmark. Mr. Alnor is the executive officer of NC Telecom with a business address as indicated above. Mr. Haaning is a director of NC Advisory A/S, a private investment firm, whose address is Sankt Annæ Plads 11, 1250 Copenhagen K, Denmark, a director of Kompan A/S, a playground manufacturer, whose address is Korsvangen, 5750 Ringe, Denmark, and a director of EG A/S (formerly EDB Gruppen A/S), an IT services company, whose address is Industrivej Syd 13C, 7400 Herning, Denmark. The executive officer of NC Telecom is Hans Peter Alnor, a Danish citizen. The business address of the executive officer is c/o NC Advisory A/S at the address indicated above.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     On July 15, 2009, NC Telecom, Brightpoint and Deutsche Bank Securities Inc. (the “Underwriter”) entered into an equity underwriting agreement whereby NC Telecom agreed to sell to the Underwriter and the Underwriter agreed to purchase 15,000,000 shares of Brightpoint Common Stock at a public offering price of $5.00 per share less an underwriting fee of 3.5% of the total aggregate principal amount of the shares sold (the “Underwriting Agreement”). This transaction was consummated on July 21, 2009.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 (a) and (b) is hereby amended and restated to read as follows:
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

     NC Telecom directly holds the 15,000,000 shares of Brightpoint Common Stock, which constitutes approximately 18.3% of the total outstanding shares of Brightpoint Common Stock. Nordic Capital VI Limited exercises investment discretion and control over the shares directly held by NC Telecom in its capacity as sole general partner of certain limited partnerships that hold 89 percent (80 percent on a fully diluted basis) of the outstanding shares of NC Telecom. These limited partnerships are Nordic Capital VI Alpha, L.P., which owns 41 percent (37 percent on a fully diluted basis) of the outstanding shares of NC Telecom, and Nordic Capital VI Beta, which owns 48 percent (43 percent on a fully diluted basis) of the outstanding shares of NC Telecom. Nordic Capital VI Limited is managed by a six-person board named in Item 2 above, and all board action relating to the voting or disposition of the shares of Brightpoint Common Stock requires approval of the board.
     (c) On July 21, 2009, NC Telecom sold 15,000,000 shares of Brightpoint Common Stock pursuant to the Underwriting Agreement at a public offering price of $5.00 per share less an underwriting fee of 3.5% of the total aggregate principal amount of the shares sold.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The information set forth in Item 6 is hereby amended and supplemented with the following:
     On July 15, 2009, NC Telecom, Brightpoint and the Underwriter entered into the Underwriting Agreement whereby NC Telecom agreed to sell to the Underwriter and the Underwriter agreed to purchase 15,000,000 shares of Brightpoint Common Stock at a public offering price of $5.00 per share less an underwriting fee of 3.5% of the total aggregate principal amount of the shares sold. The Underwriting Agreement provides that the obligation of the Underwriter to purchase the shares of Brightpoint Common Stock offered pursuant to the Underwriting Agreement is subject to certain conditions precedent. Pursuant to the terms of the Underwriting Agreement, NC Telecom granted to the Underwriter an option, exercisable not later than 30 days after the date of the Underwriting Agreement, to purchase up to 1,500,000 additional shares of Brightpoint Common Stock at the public offering price of $5.00 per share less an underwriting fee of 3.5% of the total aggregate principal amount of the shares purchased. The Underwriter may exercise this option only to cover over-allotments made in connection with the sale of the Brightpoint Common Stock offered pursuant to the Underwriting Agreement. To the extent that the Underwriter exercises this option, the Underwriter will become obligated, subject to conditions, to purchase these additional shares of Brightpoint Common Stock. Pursuant to the Underwriting Agreement, NC Telecom has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of Brightpoint Common Stock or other securities convertible into or exchangeable or exercisable for shares of Brightpoint Common Stock or derivatives of Brightpoint Common Stock owned by NC Telecom for a period of 90 days after the date of the Underwriting Agreement without the prior written consent of the Underwriter, with certain exceptions.

     The description of the Underwriting Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is included as an Exhibit hereto and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of August 10, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on August 10, 2007).

2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).

3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

6.	Underwriting Agreement, dated as of July 15, 2009, among Brightpoint, Inc., NC Telecom Holding A/S, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on July 21, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 22, 2009

NORDIC CAPITAL VI LIMITED
By:	/s/ Andrew Bennett
	Name:	Andrew Bennett
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director